PEABODY ENERGY Peabody Plaza 701 Market Street St. Louis, MO 63101-1826 314.342.3400

A. Verona Dorch Executive Vice President Government Affairs & Chief Legal Officer

May 4, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Application for Withdrawal of Registration Statement on Form S-3 originally filed in December 2015 (Registration No. 333-208534)

Ladies and Gentlemen:

Peabody Energy Corporation, a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-3 (Registration No. 333-208534), originally filed with the Securities and Exchange Commission (the “Commission”) on December 14, 2015 (the “Old Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

The Company is requesting withdrawal of the Old Registration Statement because it no longer meets the requirements for use of Form S-3, as a result of its previously disclosed bankruptcy proceedings from which it emerged on April 3, 2017. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Old Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. No securities were sold pursuant to the Old Registration Statement.

Please note that this withdrawal request in no way relates to the Company’s Registration Statement on Form S-1 (Registration No. 333-217242) filed with the Commission on April 11, 2017.

If you have any questions regarding the foregoing application for withdrawal, please telephone A. Verona Dorch, Chief Legal Officer of the Company, at (314) 342-3400 or Edward B. Winslow of Jones Day at (312) 782-3939.

Very truly yours,

PEABODY ENERGY CORPORATION

By:	/s/ A. Verona Dorch
Name:	A. Verona Dorch
Title:	Chief Legal Officer